MINUTES
                                       OF
                                 Home Web, Inc.



A meeting of the board of directors of the above corporation was held on September 1, 1997 at the corporation's place of business at 380 Foam Street, Suite 210, Monterey, California 93940.

1. Quorum. A quorum was declared present based on the presence of the following initial Directors:

          - Dennis Davis
          - Cornelia Davis
          - Florence G. Roberts

The following corporate action was taken by appropriate motions duly made, seconded, and adopted by the Directors entitled to vote.

2. Date of Offering. The date of the offering is extended to September 1, 1998.

There being no further business, the meeting was duly adjourned.


                                            /s/ Cornelia Davis
                                            ---------------------------
                                            Cornelia Davis
                                            Secretary of the Corporation


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